UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 6, 2006


via U.S. mail

Mr. Alfredo Garcia
Vice President and Chief Financial Officer
Eagle Rock Energy Partners, L.P.
14950 Heathrow Forest Parkway, Suite 111
Houston, TX 77032



      Re:	Eagle Rock Energy Partners, L.P.
		Registration Statement on Form S-1
      Filed June 6, 2006
		File No. 333-134750

Dear Mr. Garcia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1 filed June 6, 2006

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. See Section II.A.7 of SEC
Release 33-6714. Among other items, we note the blank percentage at page 153.

4. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits.
In this regard, we note that the table of exhibits does not include any of the long-term agreements referenced on page 25, including the contract with Chesapeake Energy Corporation; the agreement governing the terms of your current credit facility; the omnibus agreement; the advisory services, reimbursement and indemnification agreement; or the
MGS Purchase Agreement. Note that you will need to allow time for our review of the exhibits once they are filed.

5. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission`s policy on projections in Item
10(b)
of Regulation S-K.

6. We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Cover Page

7. Include a new bullet point that makes clear you would have had shortfalls as of the most recent fiscal year and period end, and recast the corresponding disclosure at page 14, page 22 and elsewhere accordingly.

8. The cover page should include only the information required under
Item 501 of Regulation S-K. In this regard, please delete the phrase
"joint-book running managers." You may include this information on the back cover page, however.
Summary, page 1

9. To enhance clarity, we suggest that you replace vague references like "certain" with more detailed disclosure. For example, identify the "certain co-investors" to whom you refer at page 1. Also expand your disclosure at page 167 to identify the "number of conditions" and the disclosure at page 170 to list the "other factors deemed relevant." Similarly, define in context at first usage terms like "Deferred Common Units, which you use at page 45 but define at page
79, and "available cash," for the definition of which the reader is directed to refer to the appendix rather than to the disclosure that appears at page 63.

10. Ensure that you provide balanced disclosure by identifying the positive as well as the negative aspects of your business and industry. In this regard, we note your disclosure under in this section and the Business section, particularly under the subsections entitled "Business Strategies" and "Competitive Strengths."

Formation Transaction and Partnership, page 7

11. Please define in context the term "equity sponsorship."

12. Confirm that none of the individuals identified as the Private Investors had prior affiliations with you or your general partner or its affiliates.

Management of Eagle Rock Energy Partners, page 10

13. Disclose the role of Natural Gas Partners, if any, in the management of your company.

The Offering, page 13

14. Briefly explain why $35.0 million will be distributed to certain subsidiaries of Eagle Rock Holdings, L.P. and the Private
Investors.

15. Advise us of those expenses you characterize as capital expenditures and for which you are reimbursing Eagle Rock
Holdings,
L.P.

16. By way of example, describe the expenses your general partner or affiliates may incur on your behalf.

Summary Historical and Pro Forma Financial Data, page 16

17. We note your disclosure that historical results may not be comparable for various reasons. Expand your introductory paragraph to explain why you are including predecessor financial information for
ONEOK Texas Field Services, L.P., (Eagle Rock Predecessor).

18. Revise the chronological order of the data on page 18, page 74 and in other tables presented as appropriate to present this data and your financial statement data in such a manner that the document reads consistently from left to right in the same chronological order throughout the filing.

19. In your letter to us dated March 6, 2006, you indicate that the
financial information for Eagle Rock Predecessor as of December
31,
2001, 2002 and 2003 and for the twelve months ended December 31,
2001
and 2002, are unaudited. In the tables on pages 18 and 74, include a heading to indicate such data is unaudited. Likewise, you should label the data for the three month periods ended March 31, 2005 and
March 31, 2006, for Eagle Rock Pipeline, L.P. as unaudited.

Non-GAAP Financial Measures, page 19

20. Your presentation of Adjusted EBITDA excludes the impact of derivative gains and losses and discontinued operations and, by reference to your definition of EBITDA, the cumulative effect of accounting changes. You also indicate on page 19, that you use this measure to assess both liquidity and performance. Item 10(e)(ii)(A)
of Regulation S-K, prohibits the use of non-GAAP financial measures that exclude charges or liabilities that required, or will require cash settlement from non-GAAP liquidity measures, other than EBIT and
EBITDA, as defined in Item 10(e) of Regulation S-K. Tell us why your presentation of this item is appropriate given the Requirements of
Item 10(e) of Regulation S-K. For further guidance, refer to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" as found at
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

21. Your presentation of "EBITDA" excludes the cumulative effect of accounting changes which differs from how the measure EBITDA is defined in Item 10(e)(ii)(A) of Regulation S-K. Tell us why your presentation of this item is appropriate given the Requirements of
Item 10(e) of Regulation S-K and question 14 of our "Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures" as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Risk Factors, page 21

22. Eliminate language that mitigates the risk you present, including clauses that begin with "although" or "while" and references to actions that you believe are consistent with industry practice, such as at page 29. State the risk directly and plainly, eliminating statements such as "there can be no assurance," "we cannot assure," etc.

23. Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts amongst you and the various affiliates. Examples include:
the same persons will decide how to allocate corporate opportunities for more than one entity; the general partner will have complete discretion with regard to expenses to be incurred on your behalf, and it has an incentive to make any debt non-recourse to it; and none of the proceeds will be used to grow the business, which growth may be necessary to cover future quarterly distributions. With regard to the last point, make clear that the proceeds will be used to repay debt and make distributions to affiliates.

24. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs. You may include more detailed disclosure later in the prospectus, if appropriate.

25. Discuss the effect of your cash distribution policy on your ability to grow.

26. Disclose in a risk factor that "there is no limit on the amount of expenses for which [y]our general partner and its affiliates may be reimbursed," as noted on page 120. Also, in Our Cash Distribution Policy, clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves.

27. We note you rely on significant suppliers for a portion of your natural gas and natural gas liquid supply. Expand the disclosure in your notes to the financial statements to discuss such reliance, or tell us why such disclosure is not appropriate.

Our partnership agreement restricts the remedies, page 33

28. Explain further your use of the phrase "fair and reasonable."
If
this would include virtually every situation in which the general partner does not act in bad faith, so state.

Our Cash Distribution Policy and Restrictions on Distributions,
page
44

29. Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

30. Summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

31. Revise the disclosure to clarify whether you intend to give effect to the expected changes in Texas law that you discuss at page 38.
We
note the disclosure at page 69 in that regard.

Financial Forecast for the Twelve Months Ending June 30, 2007, page 51

32. You have stated this forecast was not prepared with a view towards complying with the guidelines established by the American
Institute of
Certified Public Accountants. Tell us specifically which guidelines were not followed and why this position is appropriate.

Eagle Rock Energy Partners, L.P. Summary of Significant Accounting Policies and Forecast Assumptions, page 54

33. Provide updated disclosure throughout your prospectus, including with regard to your NYSE application and the status of the construction of the 10-mile pipeline linking the East and West
Panhandle Systems and your plans for the Red Deer Idle processing facility.

Provisions of Our Partnership Agreement Relating to Cash
Distributions, page 63

34. If you believe that your characterization of the cash distributions may have an impact on a unitholder`s actual tax liability, revise to explain how.

Acquisition of ONEOK Assets, page 81
35. You disclose that the revenue of ONEOK was made to affiliates of
ONEOK under contracts you assumed for a six month period. Expand the disclosure in your notes to the financial statements to discuss this economic dependence, or tell us why such disclosure is not appropriate.

Critical Accounting Policies and Estimates, page 90
36. Revise your discussion of critical accounting policies, as appropriate, to address the following:

* why the estimates bear the risk of change, such as an uncertainty associated with the estimate, or the difficulty in applying the policy,
* how accurate the estimates or assumptions have been in the past,
* whether the estimates or assumptions are reasonably likely to change, and
* what the material effects of any reasonably possible changes in the estimates or assumptions are.

Refer to Financial Reporting Codification Section 501.14 for further guidance.



Eagle Rock Predecessor Results of Operations, page 85

37. Provide a brief introduction to explain to your readers why you are presenting the results of operations for Eagle Rock Predecessor.
In addition, you should explain that you are comparing eleven months of results for 2005 compared to twelve months for 2004.
38. Likewise, expand your discussion of the eleven months ended November 30, 2005 as compared to the year ended December 31, 2004, to quantify the variances that relate to differences arising due to the comparison of the eleven months versus twelve months.
39. You have presented the non-GAAP measure "segment gross margin" here, on page 87, as selected data on pages 18 and 74 and in the financial statements on page F-11. We note this item excludes depreciation and other operating costs; and therefore it should not be presented as a figure of income as the title "gross margin" suggests.
Additionally, it does not appear to us that "segment gross margin" is presented in the context of discussing the results of segment operations under Statement of Financial Accounting Standards
(SFAS)
131. With regards to this item:

* Rename your non-GAAP measure "segment gross margin" to avoid confusion with the GAAP measure "gross margin", which is calculated by subtracting costs of sales, including depreciation and amortization, from revenues.

* Remove the sub-total "Gross margin" on page 18 and 74. If appropriate, you may present the renamed measure as other data on pages 18 and 74.

* Remove the presentation of this non-GAAP measure from your financial statements on page F-11 by either presenting a non-classified statement of operations or by presenting the measure cost of goods sold, including depreciation.

Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.







Eagle Rock Pipeline Results of Operations

Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005, page 88
40. We note you have reported a loss of $20 million from your risk management activities in the three month period ended March 31, 2006.
Expand your discussion to address the reasons for the loss. In particular, address how this loss relates to your stated risk management objectives, strategy and policies disclosed on page 97.

Liquidity and Capital Resources, page 89
41. Your discussion of liquidity should discuss any material trends or expected changes in the mix or relative cost of such resources as of the end of the latest fiscal year. Revise this discussion, under the appropriate section, to address your acquisitions and the source of funds used to make the acquisitions.
42. Expand your discussion of liquidity to address the $5 million distribution payable to affiliates as of December 31, 2005.

Eagle Rock Pipeline, L.P.

Cash Flows from Operations, page 92
43. Expand your discussion to address the underlying reasons for changes in individually significant components of cash flows from operations, rather than providing a mere recitation of changes evident to readers from the financial statements. In particular, provide an analysis of the changes due to risk management activities or derivative contracts. Refer to Financial Reporting Codification 501.13-501.13.d for guidance as to the type of disclosures required.

Senior Secured Credit Facility, page 94
44. You disclose that the credit agreement may require prepayment based on the formula discussed. Revise this discussion to address whether you believe it is reasonably likely that these terms will restrict your ability to pay your initial or subsequent distributions or reduce your liquidity in any material way.

Management, page 118

45. Clarify which decisions the general partner may make and what actions it may take in its sole discretion.

Directors and Executive Officers, page 119

46. Please expand Mr. Weinzierl`s biographical sketch to disclose the capacity in which he served at Natural Gas Partners from 1999 to 2005.
Also revise the sketches in general to specify the principal business conducted by each of the named employers in the five year period.

47. Please disclose the amount of time each named officer will devote to your business; we note that each works for Eagle Rock Energy
G&P,
LLC.

Reimbursement for Expenses of Our General Partner, page 120
48. You disclose the Registrant will reimburse the general partner for expenses incurred. We note this includes salaries, long-term incentives such as restricted units and phantom units and all other expenses necessary or appropriate. Tell us your accounting policy for the measurement and recognition of each of these expenses, and what material items, if any, are considered other expenses. We may have further comment.

Executive Compensation, page 120

49. As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also state the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

Underwriting, page 167

50. Disclose whether UBS Securities LLC, Lehman Brothers Inc. and
Goldman, Sachs & Co. have any present intent or any understandings, tacit or explicit, to release the lock-ups early.

Notes to Unaudited Pro Forma Condensed Financial Statements

Note 2 - Pro Forma Adjustments and Assumptions, page F-6
51. Revise this footnote to include a discussion of the potential effects of the over-allotment should the underwriters exercise their option.




Eagle Rock Pipeline, L.P.

Consolidated Balance Sheet, F-23
52. Remove the presentation of your pro forma March 31, 2006 balance sheet from your presentation of historical balance sheets, and any related footnote disclosures.

Consolidated Statements of Cash Flows, F-25
53. Tell us why you present the payments for derivative positions as a financing activity. We may have further comment.
54. We note the line item "Proceed from (repayment of) long-term debt". Tell us whether you have presented your cash flow line items on a gross or a net basis.

Note 2 - Summary of Significant Accounting Policies

Derivatives, page F-31

55. On page 98, you disclose your portfolio of commodity derivative contracts. Expand your policy note to address your accounting for these contracts.
56. Provide all the disclosures required by SFAS 133, paragraph
44,
with regard to the derivative instruments you hold.

Note 11 - Commitments and Contingent Liabilities, page F-38
57. You have recorded accruals related to lawsuits net of amounts expected to be received from indemnification. Tell us the gross amount of litigation accruals recorded and the offsetting gross amount of the indemnification. Tell us how this treatment conforms with SFAS
5 and related interpretations with regard to the treatment of contingent gains. We may have further comment.

Undertakings, page II-2

58. Provide all applicable undertakings, including those required by
Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See Section II.B.2.a of Securities Act Release 33-6900.

* * * * *



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, at (202) 551-3707 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


      cc: 	VIA FACSIMILE
      	Thomas P Mason
      Vinson & Elkins LLP
      713-615-5320
Mr. Alfredo Garcia
Eagle Rock Energy Partners, L.P.
July 6, 2006
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